December 21, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 8-K dated November 7, 2012

Filed November 7, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 8, 2012

File No. 000-23265

Ladies and Gentlemen:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated December 11, 2012. The comments are repeated below in italics for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

(15) Legal Proceedings, page F-32

1.	ASC 450-20-50-4b requires disclosure of the amount or range of loss for a loss contingency if there is at least a reasonable possibility of a loss, the conditions in 450-20-25-2 for accrual are not met and there is exposure to loss beyond the amount accrued. For the legal proceedings that you have disclosed separately that meet these conditions, please provide us revised proposed disclosures to be included in future filings that comply with ASC 450-20-50-4b.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 21, 2012

Please see the proposed additional disclosure, based on the Legal Proceedings footnote in Salix’s last Form 10-K, to be included in future Salix periodic filings highlighted below.

“(15) LEGAL PROCEEDINGS

From time to time, the Company is involved in various litigation matters that are being defended and handled in the ordinary course of business. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves a series of complex judgments about future events. Management maintains accruals for such losses that are probable of being incurred and subject to reasonable estimation. For current matters not specifically reported herein, management does not anticipate that the ultimate liabilities, if any, arising from the resolution of such current matters would have a material effect on the Company’s financial condition or results of operations. It is possible, however, that future results of operations for any particular period could be materially affected by changes in the Company’s assessment related to any of these matters.

On or about July 14, 2008, Strides Arcolab Limited filed a Suitability Petition with the FDA seeking permission to submit an ANDA for change of dosage form from tablet to capsule as suitable for a 200mg generic version of Xifaxan. The Company intends to vigorously enforce the regulatory and intellectual property rights regarding Xifaxan. The Company believes the likelihood of loss is remote, and no accrual has been recorded for this matter.

The Company is currently and might continue to be subject to product liability claims that arise through the testing, manufacturing, marketing and sale of its products, including a number of claims relating to OsmoPrep and Visicol in connection with their respective “box” label warning. The Company is vigorously defending these claims and intends to continue to do so. The Company currently maintains liability coverage for its products but it is possible that this coverage, and any future coverage, will be insufficient to satisfy any liabilities that arise. The Company would have to assume defense of the lawsuits and be responsible for damages, fees and expenses, if any, that are awarded against it or for amounts in excess of the Company’s product liability coverage.

During the fourth quarter of 2011 the Company settled a number of the OsmoPrep and Visicol lawsuits and was notified by its insurer that settlement of these claims exceeded the limits of the policies related to these claims. Based on the Company’s settlement history with these cases, the Company recorded a $3.5 million charge in the fourth quarter of 2011 as an estimate of the settlements remaining on cases the Company is currently aware of. Actual settlements of these claims could exceed this estimate, and additional claims may be made against the Company that the Company is not currently aware of. In addition, the Company will incur additional litigation costs that will be expensed when incurred.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 21, 2012

On May 5, 2011, Napo Pharmaceuticals, Inc. filed a lawsuit against the Company in the Supreme Court of the State of New York, County of New York, alleging that the Company had engaged in fraudulent conduct, breached our Collaboration Agreement with Napo dated December 9, 2008, and breached its duty of good faith and fair dealing. Napo also sought a declaratory judgment that Napo had the right to terminate the Collaboration Agreement and sought unspecified damages in excess of $150 million. On or about December 28, 2011, Napo filed an Amended Complaint seeking an unspecified amount of damages for alleged breaches of the Collaboration Agreement by the Company and replacing Napo’s original Complaint. Napo’s Amended Complaint no longer seeks a declaratory judgment that Napo has the right to terminate the Collaboration Agreement and removed the need for the Court to rule on the Company’s motion to dismiss the original Complaint. The Company believes that Napo’s allegations continue to be without merit and their lawsuit baseless. The Company filed an Answer and Counterclaim to the Amended Complaint on or about January 17, 2012, and intends to continue to vigorously defend against the lawsuit. Napo filed a Reply to the Company’s Counterclaims on or about February 7, 2012. The Company is moving forward with its development plan for crofelemer in accordance with the existing Collaboration Agreement. The Company believes the likelihood of loss is remote, and no accrual has been recorded for this matter.

On June 22, 2011, the Company, in its capacity as a shareholder of Napo Pharmaceuticals, Inc., filed a complaint against Napo in the Court of Chancery of the State of Delaware. The complaint sought to compel Napo to allow the Company to inspect certain corporate books and records in connection with possible breaches of fiduciary duty and mismanagement by certain members of Napo’s board. Napo filed its answer and affirmative defenses to the complaint on July 27, 2011. Napo and the Company exchanged written discovery requests and responses. On or about January 5, 2012, the Company filed a motion for voluntary dismissal of the Delaware lawsuit. On or about January 26, 2012, the Delaware Court granted the Company’s motion.”

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 21, 2012

Form 8-K dated November 7, 2012

Exhibit 99.1

2.	In this exhibit you present a full statement of income to reconcile your GAAP net income to non-GAAP net income. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Salix represents that it will no longer present full non-GAAP statements of income to reconcile information in future Item 2.02 Form 8-K submissions or elsewhere.

3.	Please provide proposed disclosure to be included in future press releases to include how the tax effect on the adjustments between GAAP net income and non-GAAP net income were calculated. Please refer to Question 102.11 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures.

Please see the proposed additional disclosure to be included in future Salix press releases below.

“The calculation of the tax effect on the adjustments between GAAP net income and non-GAAP net income is based on our estimated annual non-GAAP tax rate. The estimated annual non-GAAP tax rate is based upon our estimated annual GAAP tax rate, adjusted to account for items excluded from GAAP income in calculating non-GAAP income.”

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Condensed Consolidated Financial Statements

7. Intangible Assets and Goodwill

4.	Please provide us an analysis of how you concluded that the Alfa Wassermann transaction qualified as business combinations under ASC 805. Please include the inputs and processes acquired that you identified in your analysis. Provide us reference to the authoritative literature on which you relied. Please clarify why an intangible asset related to the currently approved indication of rifaximin was not recorded as part of this acquisition.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 21, 2012

Salix’s analysis of how it concluded that the Alfa Wasserman transaction qualified as a business combination under ASC 805 is as follows:

1.	Background

On June 24, 1996 we entered into a License Agreement with Alfa Wassermann (“AW”) to develop rifaximin for the United States and Canada (“1996 Agreement”). Under that agreement, we developed Xifaxan 200mg which was approved for the treatment of Traveler’s Diarrhea in 2004; and Xifaxan 550mg which was approved for the treatment of Hepatic Encephalopathy in 2010.

On August 6, 2012, we entered into an Amended and Restated License Agreement (the “Agreement”) with AW which supersedes the 1996 Agreement. There are no changes to the economic terms in the 1996 Agreement that apply to the previously approved products or products in development.

The Agreement grants an exclusive royalty-bearing license for the US and Canada to develop and commercialize an extended intestinal release product for Crohn’s disease (“EIR Product”). The EIR Product has completed Phase II and is ready for Phase III in the US. We also entered into an EIR Supply Agreement contemporaneously where AW will exclusively supply commercial supply of the EIR product if approved. AW will supply clinical development material for the EIR Product development program as well.

Consideration for this agreement includes the following: a non-refundable license fee of $10,000,000, and milestone payments to AW upon the first occurrence of each of the following events:

•	Approval of the first NDA for marketing approval of the EIR Product - $25,000,000

•	First achievement of calendar year net sales in excess of $20 million - $10,000,000

•	First achievement of calendar year net sales in excess of $50 million - $15,000,000

•	First achievement of calendar year net sales in excess of $75 million - $20,000,000

•	First achievement of calendar year net sales in excess of $150 million - $30,000,000

•	First achievement of calendar year net sales in excess of $200 million - $50,000,000

•	First achievement of calendar year net sales in excess of $500 million - $75,000,000

We are also required to pay AW royalties on net sales of the EIR Product at the following rates:

•	Sales $0 to $500 million – 12%

•	Sales above $500 million to $1 billion – 15%

•	Sales above $1 billion – 20%

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 21, 2012

The license agreement requires the formation of a Steering Committee (“SC”) with at least two representatives from both Salix and AW. The SC is responsible for reviewing the status and progress of efforts related to the development, manufacture and registration of the EIR Product and discussing other matters related to the agreement. The SC can change the Development Plan at any time. If the SC cannot reach consensus on any decision, Salix has the final and deciding vote. The SC, therefore, does not have any decision-making power with respect to the EIR Product or the associated development plan and acts solely as a vehicle to keep AW abreast of the progressions of our development of the EIR Product. The EIR Product and its development are fully controlled by Salix.

We have sole responsibility for and sole decision making authority with respect to the research, development, manufacture, marketing, sale and use of licensed product. We are also responsible for all of the costs and expenses associated with such activities during the term of the agreement.

Either party may terminate the agreement upon material breach that goes uncured for 60 days, or if the other party declares bankruptcy. Salix may terminate if the FDA causes the withdrawal of any rifaximin product. Alfa may terminate if Salix ceases development of the EIR Product.

2.	Accounting Issues:

1.	Does the license agreement qualify as a business combination in accordance with ASC 805?

ASC 805 defines a business combination as, “A transaction or other event in which an acquirer obtains control of one or more businesses. Transactions sometimes referred to as true mergers or mergers of equals also are business combinations.” Based on the discussion of the SC above and the fact that we have the deciding vote in any disagreements, we have control of the development of the compound. The guidance (ASC 805-10-55-4) goes on to state, “A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

•

Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

•

Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 21, 2012

necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll and other administrative systems typically are not processes used to create outputs.

•

Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants.”

As inputs and processes are required for an acquisition to qualify as a business combination, we have assessed the nature of the assets purchased with regard to the definition of a business per ASC 850. The Company acquired the rights to develop the EIR Product and the API manufacturing know-how associated with the EIR Product compound through the EIR Supply Agreement. “Know-how” is defined by the agreement as all biological materials and other tangible materials, inventions, practices, methods, protocols, formulas, knowledge, know-how, trade secrets, processes, procedures, specifications, assays, skills, experience, techniques, data and results of experimentation and testing, including pharmacological, toxicological, safety, stability and pre-clinical and clinical test data and analytical and quality control data, patentable or otherwise. At the time of acquisition, the EIR Product had been through a phase 2 clinical trial in Crohn’s which was conducted by AW. AW had manufactured the compound and developed the dosage form and filed for patent protection on the appropriate intellectual property. Salix will develop the final protocols for phase 3 clinical trials and had a pre-Phase 3 meeting with the FDA in August 2012.

In light of these facts and circumstances, we concluded that we have acquired inputs and processes in the form of a phase 3 ready product, a manufacturing process and know-how to manufacture the product through the accompanying EIR Supply Agreement. The transaction between us and AW is most closely analogized to “Life sciences example 2” in Section 2.1.3.4.2 of EY’s Business Combination FRD in which a company acquires a license to a product candidate on which phase 1 clinical trials are currently underway and being performed by Acquiree’s employees (in our case phase 2 clinical trials are completed). While we are not acquiring any employees with the EIR license, we are acquiring a phase 3 ready product and the EIR Supply Agreement, which together could enable us to bring the EIR Product to commercialization, and constitute a process. Since AW had begun planning principal operations (development of the product candidate) and was pursuing a plan to produce outputs (i.e., a commercially developed product to be sold or licensed), we have acquired a business.

Conclusion:

Based on these facts, we concluded that the “inputs” and “processes” elements of a business are met and therefore we conclude that this agreement should be treated as a business combination rather than as an asset acquisition for accounting purposes.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 21, 2012

2.	Is this a settlement of our preexisting relationship with AW under ASC 805?

ASC 805-10-25-20 states:

“The acquirer and the acquiree may have a preexisting relationship or other arrangement before negotiations for the business combination began, or they may enter into an arrangement during the negotiations that is separate from the business combination. In either situation, the acquirer shall identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. Separate transactions shall be accounted for in accordance with the relevant generally accepted accounting principles (GAAP).”

As discussed in ASC 805-10-25-20 and 25-21, an acquirer must evaluate whether any arrangements entered into in connection with a business combination should be accounted for as part of the combination or outside of the business combination. As such, a business combination between parties that have a preexisting relationship should be evaluated to determine if the settlement of a preexisting relationship exists. A business combination between two parties that have a preexisting relationship is a multiple-element transaction with one element being the business combination and the other element being the settlement of the preexisting relationship. A settlement occurs either when the acquirer purchases the acquiree, or the new arrangement results in a change to the economic terms of the preexisting relationship.

Conclusion:

Based on these facts, the amendment of the 1996 Agreement is not a settlement of the 1996 Agreement because all of the financial terms around the products licensed under the 1996 are the same under the amended Agreement as they were under the 1996 Agreement, and we are acquiring the rights to the EIR Product, which is completely separate from the products covered by the 1996 Agreement. The upfront payment, additional milestone payments, and additional royalty relate solely to the value of the EIR Product and the related new aspects of the Agreement.

*    *    *    *    *    *     *    *

On behalf of Salix, we respectfully submit that the foregoing is appropriately responsive to the comments of the Staff. In addition, please see the requested written “Tandy representations” statement from Salix.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 21, 2012

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds

Donald R. Reynolds

cc:	Adam C. Derbyshire

December 21, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 8-K dated November 7, 2012

Filed November 7, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 8, 2012

File No. 000-23265

Ladies and Gentlemen:

In connection with responding to comments of the Staff of the Securities and Exchange Commission with respect of the above-captioned filings as set forth in your letter of December 11, 2012, Salix Pharmaceuticals, Ltd. hereby acknowledges that:

•	Salix Pharmaceuticals, Ltd. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Salix Pharmaceuticals, Ltd. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Salix Pharmaceuticals, Ltd.

By:	/s/ Adam C. Derbyshire
Chief Financial Officer